UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 21, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Media release
Date:	21 April 2015
Amec Foster Wheeler wins Philippines CFB power generation contract
Design and supply of two circulating fluidized-bed (CFB) steam generators for Aboitiz Power in the Philippines. Contract awarded by Hyundai Engineering Co.Ltd.

New Jersey, United States (21 April 2015) - Amec Foster Wheeler announces today the award of a contract by Hyundai Engineering Co. Ltd. for the design and supply of two 150-megawatt (MWe) CFB steam generators for Therma Visayas, Inc., a subsidiary of Aboitiz Power, for a new power plant, which will be located in the central province of Cebu in the Philippines.

The value of the competitively awarded project was not disclosed.

Under the contract, Amec Foster Wheeler will design and supply the two 150-MWe steam generators for the power plant's boiler island and provide onsite technical advisory services. Commercial operation of the plant is scheduled for the first quarter of 2018.

Gary Nedelka, Group President of Amec Foster Wheeler's Global Power Group said: "Our CFB steam generators are designed to cleanly and efficiently burn fuels to allow them to meet the strictest environmental standards. We are pleased again to be able to help meet the growing power demands in the Philippines in an environmentally friendly manner."

-Ends-

Media contacts:
Lauren Gallagher: +1.602.757.3211; lauren.gallagher@amecfw.com
Frank Stokes: +44 (0)7712 008356; frank.stokes@amecfw.com

Notes to editors:

1.	Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler has sold over 400 CFB steam generating units around the world, bringing high-value technology solutions to utilities, independent power generators and industrial clients. Our leadership position in CFB combustion has resulted from our commitment to deliver superior designs providing high efficiency, fuel flexibility and low emissions.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

2.
Hyundai Engineering (HEC) (www.eng.hec.co.kr) established in 1974, has core competency covering overall project life cycle including feasibility studies, basic & detailed design, procuring, commissioning and operation & maintenance and has been acknowledged for its extensive experience and accumulated technologies over the world.

Forward-Looking Statements

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 April 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary